

February 7, 2019

Jeff Toghraie
Chief Executive Officer and Chief Financial Officer
Reviv3 Procare Co
9480 Telstar Avenue, Unit 5
El Monte, CA 90211

 Re: **Reviv3 Procare Co**
  Form 10-K for the fiscal year ended May 31, 2018
  File No. 333-220846

Dear Mr. Toghraie:

 We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

 After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended May 31, 2018

Item 9A. Controls and Procedures, page 10

1. We note management concluded that disclosure controls and procedures and internal control over financial reporting were not effective as of May 31, 2018 due to the material weaknesses identified. We also note management concluded that disclosure controls and procedures were effective as of November 30, 2018 and August 31, 2018 in your Forms 10-Q for the periods then ended but that there were no changes in internal control over financial reporting during the interim periods. Please explain to us how you determined the effectiveness of your disclosure controls and procedures changed from period to period given that there were no changes in internal control over financial reporting. It appears to us that you may need to amend your Forms 10-Q for the periods ended November 30, 2018 and August 31, 2018 to either conclude that your disclosure controls and procedures were not effective as of the interim dates or disclose and discuss the changes in your internal control over financial reporting that resulted in your disclosure controls and procedures being effective.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Mindy Hooker at 202-551-3732 or Anne McConnell at 202-551-3709 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Manufacturing and
            Construction